ITHAX Acquisition Corp.

555 Madison Avenue
Suite 11A

New York, New York 10022

VIA EDGAR

May 19, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	ITHAX Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed April 26, 2022 File No. 333-263727

Dear Ms. Barberena-Meissner:

ITHAX Acquisition Corp. a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 10, 2022, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on March 21, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 2 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 Filed April 26, 2022

Risks Relating to Ownership of Our Common Stock following the Business Combination Future resales of the New Mondee Common Stock issued in connection with the Transactions may cause the market price, page 96

1.	We note your revised disclosure in response to prior comment 8. Please revise to disclose the number of shares of New Mondee Common Stock subject to resale registration rights.

The Company respectfully advises the Staff that it has revised the disclosure on pages 41, 97, 144, and 313 of the Amended Registration Statement.

U.S. Securities & Exchange Commission
May 19, 2022

Certain Prospective Financial Information for Mondee, page 155

2.	We note that in response to prior comment 20, you revised your disclosure to clarify that the projections are based on financial statements prepared by management as at and for the years ending December 31, 2017 through 2020 in accordance with GAAP. We also note disclosure that the projections include “Non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP. Please update your disclosure to specify which of your projections are considered to be Non-GAAP measures. In doing so, clarify that amounts disclosed as gross revenues in your projections are calculated in the same manner as amounts disclosed as transactional volumes elsewhere in the filing including on page 38, if true.

The Company respectfully advises the Staff that it has revised disclosure on page 158 of the Amended Registration Statement in response to the Staff’s comment.

Information About Mondee, page 258

3.	We note your response to prior comment 26 that you reviewed the following third-party studies or reports to support your belief statements with respect to the industry in which it operates: IBISWorld Global Travel Agency Services Industry Report (August 2021), IBISWorld Global Tourism Industry Report (2021) and PhocusWright US Travel Agency Distribution Landscape 2016 - 2021. Please revise these statements in your prospectus to cite these third-party studies or reports.

The Company respectfully advises the Staff that it has revised the disclosure under the section “Market, Industry and Other Data” on page 2 of the Amended Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources
Sources of Liquidity, page 281

4.	We note the risk factor disclosure you added in response to prior comment 6. Consistent with that prior comment, please expand the new risk factor and related disclosure to reference your expectation for continued operating losses. In the alternative, address what changed subsequent to the prior filing such that you no longer “expect to continue to incur operating losses at least for the next 12 months due to the investments that we intend to make in our business....”;

The Company respectfully advises the Staff that its current disclosure accurately reflects its position with respect to its business going forward. The Company believes that prior statements in the initial Registration Statement were, in retrospect, characterized incorrectly by the Company. The Company believed and continues to believe that it will generate positive cash flow from operating activities over the course of the next 12 months, and has amended its disclosure accordingly on page 289 of the Amended Registration Statement.

5.	We note that the referenced credit facilities "are secured by substantially all of the assets of the Company and its Parent." Please add risk factor disclosure to address any related risks.

U.S. Securities & Exchange Commission
May 19, 2022

The Company respectfully advises the Staff that it has revised the disclosure on pages 70 and 71 of the Amended Registration Statement in response to the Staff’s comment.

Mondee Holdings II, Inc.

Financial Statements

Note 1 - Nature of Operations

Going Concern, page F-32

6.	We note your response to prior comment 30 indicates that the auditor concluded management’s plans alleviated substantial doubt about Mondee Holdings II, Inc.’s (“Mondee”) ability to continue as a going concern. However, we note your disclosure on page F-32 implies that Mondee concluded differently. In this manner, we note your disclosure in which you state that Mondee has historically generated recurring net losses and negative cash flows from operations and these conditions raise substantial doubt about the its ability to continue as a going concern, for a period of twelve months following the date of issuance of the consolidated financial statements for the year ended December 31, 2021. Please revise this disclosure or clarify how the auditor and Mondee reached different conclusions regarding management’s plans to alleviate the substantial doubt about its ability to continue as a going concern. Refer to FASB ASC 205-40-50-12c.

The Company respectfully submits that amendments to the disclosure in the Amended Registration Statement responsive to the Staff’s previous comment number 4 clarify that the auditor and Mondee have not reached different conclusions as to the “going concern” of the Company and that the disclosure on page F-32 provides conclusions that are shared by the auditors. Management has further clarified this point in the Q1 2022 financial statements on page F-53 to elaborate on management's consistent belief that any doubt about the Company's ability to continue as a going concern is alleviated.

Note 8 - Business Combinations, page F-51

7.	We note your response to prior comment 33 clarifying that Mondee Holdings LLC issued the Class F Units and put options. We also note that Prasad Gundumogula has control over Mondee Holdings LLC and will retain control in New Mondee subsequent to the proposed merger. Please disclose if there are circumstances that provide for the holders of the Class F Units and related put options to sell the shares to Mondee. For example, if Mondee Holdings LLC is unwilling or unable to meet its obligations under the put option agreement, do the underlying contractual agreements allow for the holders to put the shares to Mondee?

The Company respectfully advises the Staff that the contractual arrangements that govern the Class F Units and put options do not allow holders thereof to put the Shares to the Company. The rights and obligations among the Parent, Mondee Holdings LLC and the holders of the Securities do not extend to the Company.

U.S. Securities & Exchange Commission
May 19, 2022

Exhibits

8.	You disclose on page 105 of your proxy statement/prospectus that your warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of your warrants. However, your form of amended and restated warrant agreement filed as Exhibit 4.6 does not include such a provision. Please revise your proxy statement/prospectus disclosure or your form of amended and restated warrant agreement to address this discrepancy.

The Company respectfully advises the Staff that it has revised the Amended Registration Statement to remove such disclosure.

U.S. Securities & Exchange Commission
May 19, 2022

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Orestes Fintiklis
Orestes Fintiklis
Chief Executive Officer and Director
ITHAX Acquisition Corp.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP

Alexander Lloyd, Michael P. Considine, P.C., Michele M. Cumpston, Kirkland & Ellis LLP